Exhibit 99.1

PV Nano Cell Signs a Breakthrough Commercial Contract with a World Leading Digital Printer Manufacturer

Expected to Generate Initial Revenues of Over $700,000 of Sicrys™ Inks and Dispersions Revenue

Growing Sales Pipeline of Additional Applications and Revenue Opportunities

MIGDAL HA’EMEK, ISRAEL (Accesswire) – February 27, 2018: PV Nano Cell, Ltd. (OTCQB: PVNNF) (“PV Nano Cell” or the “Company”), an innovative producer of conductive Sicrys digital inks and dispersions, for Printed electronics and 3D printing ,announced today it has signed a supply agreement with a world leading Digital Printer manufacturer (name and application not disclosed, under NDA). The digital printer manufacturer is selling the conductive inks with Sicrys to its wide installed base of printers and seeking new customers. Sales forecast for 2017 & 2018 is in excess of ~ US$700,000 under this contract. Sales having already started and are ramping up according to schedule.

PV Nano Cell Chief Executive Officer, Dr. Fernando de la Vega, commented, “This is a tremendous opportunity for PV Nano Cell, since we are opening up new markets. This important contract is an additional significant milestone that further validates our Sicrys products as a reliable source of materials supporting mass production applications for digital conductive printing. Dr, de la Vega continued, “Our quality, stability and price will allow us to establish a lead in the implementation of additive digital conductive mass production manufacturing for electronics and 3D printing at a favorable industry pricing. Our high-quality innovative industry new products, along with our professional staff at PV Nano Cell currently have additional contracts for a variety of applications in the pipeline, and will announce them as soon as they will be finalized”

PV Nano Cell, Ltd.

PV Nano Cell has developed innovative conductive inks for use in printed electronics (PE) and solar photovoltaics (PV) applications. PV Nano Cell’s Sicrys ink family is a single-crystal, nano metric silver conductive ink delivering enhanced performance. Sicrys is also available in copper-based form, delivering all of the product’s properties and advantages with improved cost efficiency. Sicrys conductive inks are used all over the world in a range of inkjet printing applications, including photovoltaics, printed circuit boards, antennas, sensors, touchscreens and other applications. In addition, PV Nano has expanded its capabilities to include an integrated prototyping, design and R&D unique printer with the recent acquisition of DigiFlex. For more information, please visit: www.PVNanoCell.com.

Visit PV Nano Cell booth (Hall BO#101) at the LOPEC exhibition – Munich, Germany March 13-15, 2018.

Forward-Looking Statements

This press release contains forward–looking statements. The words or phrases “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” or similar expressions are intended to identify “forward–looking statements.” All information set forth in this news release, except historical and factual information, represents forward–looking statements. This includes all statements about the Company’s plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward–looking statements. These risks and uncertainties include issues related to: rapidly changing technology and evolving standards in the industries in which the Company operates; the ability to obtain sufficient funding to continue operations, maintain adequate cash flow, profitably exploit new business, and sign new agreements. For a more detailed description of the risks and uncertainties affecting PV Nano Cell, reference is made to the Company’s latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by the Company in reports filed with, or furnished to, the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investors Contact:

Hayden IR

hart@haydenir.com

(917) 658-7878